April 28, 2014

Mara L. Ransom

Assistant Director

Office of the Chief Accountant

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Atlas Pipeline Partners, L.P. (the “Registrant”)

Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 20, 2014

File No. 001-14998

Dear Ms. Ransom:

A copy of this letter has been furnished through EDGAR as correspondence.

This letter sets forth the Registrant’s responses to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated April 10, 2014 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Registrant’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Annual Report on Form 10-K for the year ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 64

Results of Operations, page 73

1.	We reviewed your response to comment 4 in our letter dated March 19, 2014. Please explain to us why you consider a variance in gross margin percentage, which increased by 13% in fiscal 2012 and decreased by 12% in fiscal 2013, immaterial and that an analysis of the variance in gross margin percentage would not be meaningful to investors.

Response: The Registrant notes that, while the percentage change in the gross margin percentages was 13% and 12% for 2012 and 2013, respectively, the net change in the gross margin percentages was less than 3% for the periods referenced. The Registrant believes a percentage change on percentages may be misleading regarding materiality when viewed alone and that the actual change in percentages should also be considered when determining materiality. The Registrant

Letter to Mara L. Ransom

April 28, 2014

fully discloses the pertinent changes in gross margin for each period and will also disclose any significant change in gross margin percentages, as applicable. The Registrant notes that its business, including its gross margin and gross margin percentage, is impacted by commodity prices. Also, the spread between natural gas prices and NGL prices impacts the gross margin percentage on Keep-whole contracts, which is disclosed in numerous sections of the Registrant’s Annual Report on Form 10-K, including in Item 1, Item 1A, Item 7 and Item 7A. The Registrant considered the change in volumes as described in Results of Operations, as well as further disclosure on commodity price sensitivity, to be adequate disclosure to provide investors meaningful information. The Registrant considered the less than 3% change of gross margin percentages to be immaterial for separate analysis. Based on the Registrant’s current operating activities and contract structures, including its hedges for commodity sensitive revenues and cost of sales, the Registrant would assert that a change in the actual gross margin percentage of greater than 5% between periods may be meaningful and could require further analysis.

Item 8. Financial Statements and Supplementary Data, page 98

Notes to Consolidated Financial Statements, page 106

Note 2 – Summary of Significant Accounting Policies, page 106

Principles of Consolidation and Non-Controlling Interest, page 106

2.	We note your response to comment 5 of our letter dated March 19, 2014 and your determination that the Operating Partnership is a variable interest entity based on the conditions in ASC 810-10-15-14(c). It appears that you consider the Operating Partnership to be a variable interest entity because of the disproportionate voting rights of the Operating Partnership’s limited partner and the fact that substantially all of the Operating Partnership’s activities are conducted on behalf of the limited partner. In reaching your determination that the Operating Partnership is a variable interest entity, please tell us if you combined the GP’s controlling interest with the economic interests of its related parties which have invested in the Operating Partnership when assessing decision making abilities. We believe that generally the controlling interest should be combined with the economic interests of all related parties warranting consideration as to whether the holders of the equity investment at risk have decision making abilities through their relationship with the GP. If you did combine the interests and still concluded the Operating Partnership is a variable interest entity, please explain to us why the economic interest held by related parties is independent of the general partner’s influence, both from a control and economic perspective.

Response: As previously discussed with the Staff, the Registrant believes it is the intent of the guidance of ASC 810-10-15-14 for the Registrant to consolidate the results of the Operating

Letter to Mara L. Ransom

April 28, 2014

Partnership and for the General Partner to consolidate the results of the Registrant, as has been the practice. The Registrant proposes that it should continue to consolidate the Operating Partnership per the guidance, in order to provide meaningful information to the investor.

3.	Please explain to us why the general partner’s interest in the operating partnership is not presented as a noncontrolling interest in the partnership’s financial statements.

Response: The Registrant has concluded that it operates together with the Operating Partnership as a single business enterprise and that, due to the unitary nature of the General Partner’s interest in the Registrant and the Operating Partnership, it is appropriate to combine the General Partner’s interest in the Operating Partnership with the General Partner’s interest in the Registrant in the presentation of the consolidated financial statements, rather than classifying this interest as a “non-controlling” interest.

The Registrant respectfully requests from the Staff that it consider and accept the above responses, as the Registrant believes it is appropriate to consolidate the financial statements of the Operating Partnership and to present the General Partner’s interest combined.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact Robert W. Karlovich III at (918) 574-3549 or Gerald Shrader, general counsel at (918) 574-3851.

Sincerely,

/s/ Robert W. Karlovich III

Robert W. Karlovich III
Chief Financial Officer
Atlas Pipeline Partners, L.P.

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